Exhibit 99.1

Tarena Announces the Results for the Second Quarter of 2023

BEIJING, August 28, 2023 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Highlights for the Second Quarter of 2023

•	Total student enrollment in IT-focused supplementary STEAM education increased by 0.6% to 177,500 in the second quarter of 2023, compared to student enrollment of 176,500 in the same period of 2022.
•	Net revenues decreased by 16.0% year-over-year to RMB545.0 million (US$75.2 million) from RMB648.8 million in the same period of 2022.
•	Gross profit decreased by 26.0% year-over-year to RMB278.7 million (US$38.4 million) from RMB376.5 million in the same period of 2022.
•	Gross profit margin decreased by 6.9% year-over-year to 51.1% from 58.0% in the same period of 2022.
•	Operating loss was RMB6.8 million (US$0.9 million), compared to operating income of RMB48.0 million in the same period of 2022.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB5.9 million (US$0.8 million), compared to non-GAAP operating income of RMB49.2 million in the same period of 2022.
•	Net income was RMB8.3 million (US$1.2 million), compared to RMB47.9 million in the same period of 2022.
•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB9.2 million (US$1.3 million), compared to non-GAAP net income of RMB49.1 million in the same period of 2022.
•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB0.70 (US$0.10) in the second quarter of 2023. Diluted income per ADS was RMB0.67 (US$0.09) in the second quarter of 2023. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB0.78 (US$0.11) in the second quarter of 2023. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB0.75 (US$0.10) in the second quarter of 2023.

Highlights for the Six Months Ended June 30, 2023

•	Total student enrollment in our IT-focused supplementary STEAM education decreased by 0.7% to 185,400 in the first half of 2023, compared to student enrollment of 186,700 in the same period in 2022.
•	Net revenues decreased by 26.9% year-over-year to RMB930.1 million (US$128.3 million), from RMB1,272.3 million in the same period in 2022.
•	Gross profit decreased by 34.8% year-over-year to RMB479.7 million (US$66.2 million), from RMB735.4 million in the same period in 2022.
•	Gross profit margin decreased by 6.2% year-over-year to 51.6%, from 57.8% in the same period in 2022.
•	Operating loss was RMB65.6 million (US$9.1 million), compared to an operating income of RMB76.6 million in the same period in 2022.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB63.7 million (US$8.8 million), compared to a non-GAAP operating income of RMB79.1 million in the same period in 2022.
•	Net loss was RMB41.6 million (US$5.7 million), compared to a net income of RMB75.0 million in the same period in 2022.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB39.6 million (US$5.5 million), compared to a non-GAAP net income of RMB77.5 million in the same period in 2022.
•	Basic and diluted loss per ADS was RMB3.97 (US$0.55) in the first half of 2023. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB3.79 (US$0.52) in the first half of 2023.

Key Financial Results

	For the Three Months Ended June 30,		Variance	% of change	For the Six Months Ended June 30,		Variance	% of change
	2022	2023			2022	2023
	RMB	RMB	RMB		RMB	RMB	RMB

	(in thousands, except for percentages)
Net revenues	648,817	545,012	(103,805)	-16.0%	1,272,323	930,116	(342,207)	-26.9%
Cost of revenues(a)	(272,306)	(266,301)	6,005	-2.2%	(536,894)	(450,402)	86,492	-16.1%
Gross profit	376,511	278,711	(97,800)	-26.0%	735,429	479,714	(255,715)	-34.8%
Gross margin	58.0%	51.1%	-6.9%		57.8%	51.6%	-6.2%
Selling and marketing expenses(a)	(156,874)	(150,999)	5,875	-3.7%	(329,274)	(264,150)	65,124	-19.8%
General and administrative expenses(a)	(158,742)	(118,819)	39,923	-25.1%	(300,327)	(250,366)	49,961	-16.6%
Research and development expenses(a)	(12,878)	(15,696)	(2,818)	21.9%	(29,220)	(30,824)	(1,604)	5.5%
Total operating expenses	(328,494)	(285,514)	42,980	-13.1%	(658,821)	(545,340)	113,481	-17.2%
Operating income/(loss)	48,017	(6,803)	(54,820)	-114.2%	76,608	(65,626)	(142,234)	-185.7%

Notes:

(a)	Includes share-based compensation expenses.

“In the second quarter of 2023, as the external business environment improved, our net revenues gradually rebounded,” remarked Ms. Ying Sun, Tarena's Chief Executive Officer. “Driven by relatively stable market demand for STEAM education, our STEAM education services recovered from the pandemic’s impact over the past quarters, with net revenues growing at 39% quarter over quarter and returning to its level in the same period of 2022 thanks to cash receipt growth, demonstrating our business resilience. Benefiting from the improving external business environment, the net revenues of our IT professional education business also recovered from the impact of the suspension of courses and services in the first quarter, with its net revenues increasing by 47% quarter over quarter. On a year-over-year basis, the net revenues of our IT professional education business decreased due to its relatively longer recovery cycle amid the uncertainties associated with the post-pandemic economic recovery, which affected the supply of and demand for talents in the job market.”

“Furthermore, we continued to enhance our profitability during the second quarter,” Ms. Sun continued. “We carved out the college-collaboration related business and focused on STEAM education and To-C professional education services, which will allow us to narrow losses in subsequent quarters. Meanwhile, we continued to optimize our staff structure and learning centers to enhance operational efficiency, achieving a comprehensive refined management upgrade across our organization. Benefiting from our focused strategic plan and effective cost reduction and efficiency enhancement measures, we achieved a significant reduction in our group’s operating loss of 88% quarter over quarter.”

“Looking ahead, we believe enterprises’ digital transformation and the rapid development of artificial intelligence will drive continuous growth of market demand for IT talents, while professional education-related policies will also benefit industry development. In this context, our long-term efforts to enhance operational efficiency and optimize our business model will help us effectively strengthen our operations and improve profitability under a light, highly efficient and highly focused operating model, positioning our two businesses to achieve sustainable and healthy growth,” concluded Ms. Sun.

Financial Results for the Second Quarter of 2023

Net Revenues

Total net revenues decreased by 16.0% to RMB545.0 million (US$75.2 million) in the second quarter of 2023, from RMB648.8 million in the same period of 2022. The decrease in revenue was primarily due to a lower student enrollment for our IT professional education business, which resulted from the closure of some teaching centers with relatively low profitability, as well as the impact of the divestiture of the college-collaboration related business with revenues of only two months recognized in the second quarter of 2023.

Cost of Revenues

Cost of revenues decreased by 2.2% to RMB266.3 million (US$36.7 million) in the second quarter of 2023, from RMB272.3 million in the same period of 2022. The decrease was mainly due to a decrease in personnel cost attributable to headcount reduction and a decrease in rental fees and deprecation cost attributable to the closure of some teaching centers during this period. The decrease was partially offset by the increase in costs of camps and competition activities in this quarter.

Gross Profit and Gross Margin

Gross profit decreased by 26.0% to RMB278.7 million (US$38.4 million) in the second quarter of 2023, from RMB376.5 million in the same period of 2022. Gross margin narrowed to 51.1% in the second quarter of 2023, compared to 58.0% in the same period of 2022, as the decline in net revenues is greater than the reduction in the cost of revenues in this quarter.

Operating Expenses

Total operating expenses decreased by 13.1% to RMB285.5 million (US$39.4 million) in the second quarter of 2023 from RMB328.5 million in the same period of 2022. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 13.0% to RMB284.6 million (US$39.3 million) in the second quarter of 2023, from RMB327.4 million in the same period of 2022. Total share-based compensation expenses allocated to the related operating expenses decreased by 23.5% to RMB0.9 million (US$0.1 million) in the second quarter of 2023, from RMB1.1 million in the same period of 2022.

Selling and marketing expenses decreased by 3.7% to RMB151.0 million (US$20.8 million) in the second quarter of 2023 from RMB156.9 million in the same period of 2022. The decrease was mainly due to a decrease in personnel-related costs resulting from a decrease in the number of sales staff in the second quarter of 2023.

General and administrative expenses decreased by 25.1% to RMB118.8 million (US$16.4 million) in the second quarter of 2023, from RMB158.7 million in the same period of 2022. The decrease was mainly due to a decrease in personnel-related costs associated with headcount reduction. Furthermore, a one-time provision for the amount of the anticipated settlement of a class action lawsuit was recognized in the previous period, while no such expenditure was incurred in this period.

Research and development expenses increased by 21.9% to RMB15.7 million (US$2.2 million) in the second quarter of 2023, from RMB12.9 million in the same period of 2022. The increase was mainly due to an increase in spending on operating systems improvement to enhance operating efficiency.

Operating Income/(Loss)

Operating loss was RMB6.8 million (US$0.9 million) in the second quarter of 2023, compared to operating income of RMB48.0 million in the same period of 2022. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB5.9 million (US$0.8 million) in the second quarter of 2023, compared to non-GAAP operating income of RMB49.2 million in the same period of 2022.

Income Tax Expense

The Company recorded an income tax expense of RMB10.4 million (US$1.4 million) in the second quarter of 2023, compared to RMB0.6 million in the same period of 2022.

Net Income

As a result of the foregoing, net income was RMB8.3 million (US$1.2 million) in the second quarter of 2023, compared to RMB47.9 million in the same period of 2022. Non-GAAP net income, which excluded share-based compensation expenses, was RMB9.2 million (US$1.3 million) in the second quarter of 2023, compared to RMB49.1 million in the same period of 2022. The impact on the net income due to the gain on disposal of college business was RMB26.8 million (US$3.7 million) for this period.

Basic and Diluted Income per ADS

Basic income per ADS was RMB0.70 (US$0.10) in the second quarter of 2023. Diluted income per ADS was RMB0.67 (US$0.09) in the second quarter of 2023. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB0.78 (US$0.11) in the second quarter of 2023. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB0.75 (US$0.10) in the second quarter of 2023.

Cash Flow

The total balance of cash, cash equivalents and restricted cash decreased RMB2.9 million from RMB371.0 million as of March 31, 2023 to RMB368.1 million (US$50.8 million) as of June 30, 2023. Net cash outflow from operating activities in the second quarter of 2023 was RMB20.0 million (US$2.8 million). Net cash inflow from investing activities in the second quarter of 2023 was RMB68.2 million (US$9.4 million), as we received a deposit of RMB76.6 million (US$10.6 million) on the sale of office buildings in this period. Capital expenditures in the second quarter of 2023 were RMB11.6 million (US$1.6 million). Net cash outflow from financing activities in the second quarter of 2023 was RMB51.4 million (US$7.1 million), as we repaid the bank borrowing of RMB50.0 million (US$6.9 million).

Financial Results for the Six Months Ended June 30, 2023

Net Revenues

Total net revenues decreased by 26.9% to RMB930.1 million (US$128.3 million) in the first half of 2023, from RMB1,272.3 million in the same period of 2022. The decrease in revenue was primarily due to a lower student enrollment for our IT professional education business, which resulted from the closure of some teaching centers with relatively low profitability. Additionally, we suspended courses and services for almost the entire month of January, resulting in a decrease in net revenues.

Cost of Revenues

Cost of revenues decreased by 16.1% to RMB450.4 million (US$62.1 million) in the first half of 2023, from RMB536.9 million in the same period of 2022. The decrease was mainly due to a decrease in personnel cost attributable to headcount reduction and a decrease in rental fees and deprecation cost attributable to the closure of some teaching centers during this period.

Gross Profit and Gross Margin

Gross profit decreased by 34.8% to RMB479.7 million (US$66.2 million) in the first half of 2023, from RMB735.4 million in the same period of 2022. Gross margin was 51.6% in the first half of 2023, compared with 57.8% in the same period of 2022. The decrease in gross profit was due to the revenues decline in the quarter being greater than the reduction in the cost of revenues.

Operating Expenses

Total operating expenses decreased by 17.2% to RMB545.3 million (US$75.2 million) in the first six months of 2023, from RMB 658.8 million in the same period of 2022. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 17.2% to RMB543.4 million (US$74.9 million) in the first six months of 2023, from RMB656.3 million in the same period of 2022. Total share-based compensation expenses allocated to the related operating expenses decreased by 22.7% to RMB1.9 million (US$0.3 million) in the first six months of 2023, from RMB2.5 million in the same period of 2022.

Selling and marketing expenses decreased by 19.8% to RMB264.2 million (US$36.4 million) in the first six months of 2023 from RMB329.3 million in the same period of 2022. The decrease was mainly due to a decrease in personnel-related costs resulting from a decrease in the number of sales staff in the first six months of 2023, compared to the same period of 2022. In addition, the efforts to control marketing spending and the reduction in advertisement expenditure resulted in a decrease in advertising expenses.

General and administrative expenses decreased by 16.6% to RMB250.4 million (US$34.5 million) in the first six months of 2023, from RMB300.3 million in the same period of 2022. The decrease was mainly due to a decrease in personnel expenses associated with headcount reduction. Furthermore, a one-time provision for the amount of the anticipated settlement of a class action lawsuit was recognized in the previous period, while no such expenditure was incurred in this period.

Research and development expenses increased by 5.5% to RMB30.8 million (US$4.3 million) in the first six months of 2023, from RMB29.2 million in the same period of 2022. The increase was mainly due to an increase in spending on operating systems improvement to enhance operating efficiency.

Operating Income/(Loss)

Operating loss was RMB65.6 million (US$9.1 million) in the first six months of 2023, compared to operating income of RMB76.6 million in the same period of 2022. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB63.7 million (US$8.8 million) in the first six months of 2023, compared to non-GAAP operating income of RMB79.1 million in the same period of 2022.

Income Tax Expense

The Company recorded an income tax expense of RMB2.3 million (US$0.3 million) in the first six months of 2023, compared to RMB6.0 million in the same period of 2022.

Net Income/(Loss)

As a result of the foregoing, net loss was RMB41.6 million (US$5.7 million) in the first six months of 2023, compared to net income of RMB75.0 million in the same period of 2022. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB39.6 million (US$5.5 million) in the first six months of 2023, compared to non-GAAP net income of RMB77.5 million in the same period of 2022. The impact on the net income due to the gain on disposal of college business was RMB26.8 million (US$3.7 million) for this period.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS was RMB3.97 (US$0.55) in the first half of 2023. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB3.79 (US$0.52) in the first half of 2023.

Cash Flow

The total balance of cash, cash equivalents, and restricted cash decreased RMB5.9 million from RMB374.0 million as of December 31, 2022 to RMB368.1 million (US$50.8 million) as of June 30, 2023. Net cash outflow from operating activities in the first half of 2023 was RMB37.7 million (US$5.2 million). Net cash inflow from investing activities in the first half of 2023 was RMB85.6 million (US$11.8 million), as we received a deposit of 95.6 million (US$13.2 million) on the sale of office buildings in this period. Capital expenditures in the first half of 2023 were RMB17.4 million (US$2.4 million). Net cash outflow from financing activities in the first half of 2023 was RMB53.9 million (US$7.4 million), as we repaid the bank borrowing of RMB52.0 million (US$7.2 million).

Update on Investment from KKR

The Company entered into a registration rights agreement with Talent Fortune Investment Limited, or KKR, an affiliate of KKR & Co. L.P., on July 17, 2015, pursuant to which certain registration rights were granted to KKR. The Company's obligations under such agreement have been terminated.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 7.2513, representing the exchange rate as of June 30, 2023, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2023.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on Aug 29, 2023, U.S. Eastern Time (8:00 PM on Aug 29, 2023, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a passcode, and a unique registrant ID.

Conference call registration link: https://dpregister.com/sreg/10181809/fa32717b04. It will automatically direct you to the registration page for " Tarena's Second Quarter 2023 Earnings Conference Call," where you may fill in your details to RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode, and registrant ID) provided in the confirmation email received at the point of registration.

A replay of the conference call may be accessed by phone at the following number until September 5, 2023:

United States: 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 5885022

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn

The Piacente Group, Inc.

In China

Yang Song

Tel: +86-10-6508-0677

E-mail: tedu@tpg-ir.com

In the U.S.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: tedu@tpg-ir.com

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	356,237	280,077	38,624
Time deposits	6,277	2,119	292
Restricted cash	17,730	88,017	12,138
Accounts receivable, net of allowance for doubtful accounts	68,733	20,598	2,841
Amounts due from related parties	698	5,975	824
Assets held for sale	106,539	106,539	14,692
Prepaid expenses and other current assets	111,339	129,380	17,842
Total current assets	667,553	632,705	87,253
Time deposits-non current	228	228	31
Accounts receivable, net of allowance for doubtful accounts-non current	182	41	6
Amount due from related parties-non current	701	746	103
Property and equipment, net	122,834	102,464	14,130
Intangible assets, net	7,542	6,422	886
Goodwill	52,782	52,782	7,279
Right-of-use assets	350,501	273,399	37,703
Long-term investments, net	46,183	57,878	7,982
Deferred income tax assets	40,127	41,323	5,699
Other non-current assets, net	48,867	58,401	8,055
Total assets	1,337,500	1,226,389	169,127

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	52,000	-	-
Accounts payable	6,330	5,815	802
Amounts due to related parties	87	1,245	172
Operating lease liabilities-current	197,969	128,513	17,723
Income taxes payable	108,434	110,746	15,273
Deferred revenue-current	1,688,610	1,635,321	225,521
Advance received for disposal of property	-	93,165	12,848
Accrued expenses and other current liabilities	603,516	644,507	88,882
Total current liabilities	2,656,946	2,619,312	361,221
Deferred revenue-non current	14,051	7,222	996
Operating lease liabilities-non current	168,736	145,663	20,088
Other non-current liabilities	4,448	4,101	566
Total liabilities	2,844,181	2,776,298	382,871
Commitments and contingencies	-	-	-
Deficit:
Class A ordinary shares	359	362	50
Class B ordinary shares	74	74	10
Treasury stock	(476,918)	(478,993)	(66,056)
Additional paid-in capital	1,363,845	1,365,965	188,375
Accumulated other comprehensive income	49,664	47,964	6,613
Accumulated deficit	(2,436,918)	(2,479,624)	(341,956)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,499,894)	(1,544,252)	(212,964)
Non-controlling interest	(6,787)	(5,657)	(780)
Total liabilities and deficit	1,337,500	1,226,389	169,127

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands, except share data and per ADS data)

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2022 (Unaudited)	2023 (Unaudited)	2023 (Unaudited)	2022 (Unaudited)	2023 (Unaudited)	2023 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	648,817	545,012	75,161	1,272,323	930,116	128,269
Cost of revenues(a)	(272,306)	(266,301)	(36,725)	(536,894)	(450,402)	(62,113)
Gross profit	376,511	278,711	38,436	735,429	479,714	66,156
Selling and marketing expenses(a)	(156,874)	(150,999)	(20,824)	(329,274)	(264,150)	(36,428)
General and administrative expenses(a)	(158,742)	(118,819)	(16,386)	(300,327)	(250,366)	(34,527)
Research and development expenses(a)	(12,878)	(15,696)	(2,165)	(29,220)	(30,824)	(4,251)
Operating income/(loss)	48,017	(6,803)	(939)	76,608	(65,626)	(9,050)
Gain on disposal of college business	-	26,797	3,695	-	26,797	3,695
Interest income/(expense)	445	(153)	(21)	743	240	33
Other income/(loss)	198	(466)	(64)	3,861	42	6
Foreign exchange loss	(157)	(638)	(88)	(242)	(752)	(104)
Income/(loss) before income taxes	48,503	18,737	2,583	80,970	(39,299)	(5,420)
Income tax expense	(583)	(10,393)	(1,433)	(5,981)	(2,275)	(314)
Net income/(loss)	47,920	8,344	1,150	74,989	(41,574)	(5,734)
Less: Net income attributable to non-controlling interests	191	817	113	699	1,132	156
Net income/(loss) attributable to Class A and Class B ordinary shareholders	47,729	7,527	1,037	74,290	(42,706)	(5,890)

Net income/(loss) per ADS(b)
Basic(b)	4.36	0.70	0.10	6.73	(3.97)	(0.55)
Diluted(b)	4.29	0.67	0.09	6.63	(3.97)	(0.55)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	54,745,188	53,856,259	53,856,259	55,211,122	53,828,590	53,828,590
Diluted	55,606,533	56,198,770	56,198,770	56,011,622	53,828,590	53,828,590

Net income/(loss)	47,920	8,344	1,150	74,989	(41,574)	(5,734)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	440	(2,109)	(291)	389	(1,702)	(235)
Comprehensive income/(loss)	48,360	6,235	859	75,378	(43,276)	(5,969)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	12	7	1	23	13	2
Selling and marketing expenses	152	68	9	296	136	19
General and administrative expenses	689	638	88	1,647	1,489	205
Research and development expenses	287	157	22	562	311	43

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022 (Unaudited)	2023 (Unaudited)	2023 (Unaudited)	2022 (Unaudited)	2023 (Unaudited)	2023 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	272,306	266,301	36,725	536,894	450,402	62,113
Share-based compensation expense in cost of revenues	12	7	1	23	13	2
Non-GAAP Cost of revenues	272,294	266,294	36,724	536,871	450,389	62,111

GAAP Selling and marketing expenses	156,874	150,999	20,824	329,274	264,150	36,428
Share-based compensation expense in selling and marketing expenses	152	68	9	296	136	19
Non-GAAP Selling and marketing expenses	156,722	150,931	20,815	328,978	264,014	36,409

GAAP General and administrative expenses	158,742	118,819	16,386	300,327	250,366	34,527
Share-based compensation expense in general and administrative expenses	689	638	88	1,647	1,489	205
Non-GAAP General and administrative expenses	158,053	118,181	16,298	298,680	248,877	34,322

GAAP Research and development expenses	12,878	15,696	2,165	29,220	30,824	4,251
Share-based compensation expense in research and development expenses	287	157	22	562	311	43
Non-GAAP Research and development expenses	12,591	15,539	2,143	28,658	30,513	4,208

Operating income/(loss)	48,017	(6,803)	(939)	76,608	(65,626)	(9,050)
Share-based compensation expenses	1,140	870	120	2,528	1,949	269
Non-GAAP Operating income/(loss)	49,157	(5,933)	(819)	79,136	(63,677)	(8,781)

Net income/(loss)	47,920	8,344	1,150	74,989	(41,574)	(5,734)
Share-based compensation expenses	1,140	870	120	2,528	1,949	269
Non-GAAP Net income/(loss)	49,060	9,214	1,270	77,517	(39,625)	(5,465)
Less: Net income attributable to non-controlling interests	191	817	113	699	1,132	156
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	48,869	8,397	1,157	76,818	(40,757)	(5,621)
Non-GAAP net income/(loss) per ADS(b)
Basic(b)	4.46	0.78	0.11	6.96	(3.79)	(0.52)
Diluted(b)	4.39	0.75	0.10	6.86	(3.79)	(0.52)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per ADS(c)
Basic	54,745,188	53,856,259	53,856,259	55,211,122	53,828,590	53,828,590
Diluted	55,606,533	56,198,770	56,198,770	56,011,622	53,828,590	53,828,590

Notes:

(a)	There was no tax impact of share-based compensation expenses for the second quarter of 2023 and 2022, respectively.
(b)	The Non-GAAP net income/(loss) per ADS is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ADS calculation.
(c)	Each ADS represents five Class A ordinary shares.